AEGIS MUTUAL FUNDS
1100 NORTH GLEBE ROAD, SUITE 1040
ARLINGTON, VA 22201
TEL. (703) 528-7788
FAX (703) 528-1395

October 16, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:           Rule 17g-1 Fidelity Bond Filing – Amended Fidelity Bond Coverage:
Aegis Value Fund, Inc. (811-09174); and
Aegis Funds (on behalf of Aegis High Yield Fund) (811-21399)
(collectively, the "Funds").

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, please find the following information with respect to the Funds:

a.           A copy of the Amended executed joint insured fidelity bond with a schedule of individual named insureds for the period from July 1, 2009 through May 1, 2010 is enclosed as EXHIBIT 1 (the "Bond").  The Amended Fidelity Bond coverage is on Rider No. 5.  The amended principal amount is $850,000, which is an increase in bond limit of $225,000 from the original $625,000;

b.           A copy of the resolutions from the August 18, 2009, meeting of the Fund Boards at which a majority of the Independent Directors/Trustees approved the amended amount, type, form and coverage of the Bond, and the portion of the increased premium to be paid by each Fund for the period from July 1, 2009 through May 1, 2010 is enclosed as EXHIBIT 2;

c.           A document showing the amount of the single insured bond that each Fund would have provided and maintained had it not been named jointly as an insured under the Bond for the period from July 1, 2009 through May 1, 2010 is enclosed as EXHIBIT 3;

d.           A copy of the agreement between the Funds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed as EXHIBIT 4.

The increased premium for the Bond has been paid for the period from July 1, 2009 through May 1, 2010.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Sarah Q. Zhang
Sarah Q. Zhang
Chief Compliance Officer

Enclosures

EXHIBIT 1

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS **BOND NUMBER**

6214111

Item 1. Name of Insured Aegis Value Fund, Inc.

Principal Address: Suite 1040
1100 North Glebe Road
Arlington VA 22201

(Herein called the Insured)

Item 2. Bond Period from 12:01 a.m. on 05/01/2009 to 12:01 a.m. on 05/01/2010.

The effective date of the termination or cancellation of this bond, standard time at the Principle Address as to each of the said dates.

	Limit of Liability	Deductible Amount
Insuring Agreement A– FIDELITY	$625,000	$0
Insuring Agreement B– AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement C– ON PREMISES	$625,000	$10,000
Insuring Agreement D– IN TRANSIT	$625,000	$10,000
Insuring Agreement E– FORGERY OR ALTERATION	$625,000	$10,000
Insuring Agreement F– SECURITIES	$625,000	$10,000
Insuring Agreement G– COUNTERFEIT CURRENCY	$625,000	$10,000
Insuring Agreement H– STOP PAYMENT	$25,000	$5,000
Insuring Agreement I– UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J– COMPUTER SYSTEMS	$625,000	$10,000
Insuring Agreement K– UNAUTHORIZED SIGNATURES	$25,000	$5,000
Insuring Agreement L– AUTOMATED PHONE SYSTEMS	Not Covered	Not Covered
Insuring Agreement M–TELEFACSIMILE	Not Covered	Not Covered

Item 4. Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

No Exceptions

Item 5. The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
1-4

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.9(s) N/A such termination or cancellation to be effective s of the time this bond becomes effective.

Item 7. Premium Amount :
$1,875

Issue Date: 06/15/2009

By: ______________________
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. 2

AMENDMENT TO TERMINATION

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

   The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

   This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

   This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

   The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

   This bond shall terminate

   a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

   b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER NO. 3

INSURING AGREEMENT J

To be attached to and form part of Bond No. 6214111

in favor of Aegis Value Fund, Inc.

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or
(2) change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:
(c) an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i) cause the Insured or its agent(s) to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
(iii) and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
(b) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,
(b) systems and application software,

(c) terminal devices,
(d) related communication networks or customer communication systems, and
(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
(b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
(c) Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be **Six Hundred Twenty Five Thousand Dollars** (**$625,000**), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of **Ten Thousand Dollars** (**$10,000**), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

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(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

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Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A . ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged

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d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

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NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

Rider No. #5

To be attached to and form part of Investment Company Blanket Bond No. 6214111 in favor of Aegis Value Fund, Inc..

1.	In consideration of the additional premium of $562, it is hereby understood and agreed that Item 3 of the Declaration Page is deleted in its entirety and replaced with the following:

Item 3.	Limit of Liability – Subject to Section 9, 10, and 12 hereof:
			Limit of Liability	Deductible Amount
	Insuring Agreement A	- FIDELITY	850,000	0
	Insuring Agreement B	- AUDIT EXPENSE	25,000	5,000
	Insuring Agreement C	- ON PREMISES	850,000	10,000
	Insuring Agreement D	- IN TRANSIT	850,000	10,000
	Insuring Agreement E	- FORGERY OR ALTERATION	850,000	10,000
	Insuring Agreement F	- SECURITIES	850,000	10,000
	Insuring Agreement G	- COUNTERFEIT CURRENCY	850,000	10,000
	Insuring Agreement H	- STOP PAYMENT	25,000	5,000
	Insuring Agreement I	- UNCOLLECTIBLE ITEMS OF DEPOSIT	25,000	5,000

OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J	- COMPUTER SYSTEMS	850,000	10,000
Insuring Agreement K	- UNAUTHORIZED SIGNATURES	25,000	50,000
Insuring Agreement L	- AUTOMATED PHONE SYSTEMS
Insuring Agreement M	- TELEFACSIMILE

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted there from.

2.	Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3.	This rider shall become effective as of 12:01 a.m. on 7/1/2009 standard time as specified in the attached bond.

By:
Authorized Representative

EXHIBIT 2

AEGIS VALUE FUND, INC.
AEGIS HIGH YIELD FUND (a series of THE AEGIS FUNDS)
(collectively, the "Funds")

Regular Meeting of the Boards of Directors/Trustees

MINUTES

August 18, 2009

****************************

CONSIDERATION OF INSURANCE MATTERS:
JOINT FIDELITY BOND COVERAGE

The fidelity bond recently put in place covered the period from May 1, 2009 to April 30, 2010.  The fidelity bond was in the principal amount of $625,000, with $450,000 in coverage for the Aegis Value Fund, Inc. and $175,000 of coverage for the Aegis High Yield Fund.  Effective July 1, 2009, the fidelity bond insurance was amended to increase the amount of coverage to $850,000 due to increases in the assets of the Funds.

After discussion and upon motion duly made and seconded, each Fund's Board, including a majority of the Independent Directors/Trustees, unanimously approved the following resolutions:

Aegis Value Fund, Inc. and The Aegis Funds

RESOLVED, that the Directors/Trustees hereby determine that an amended fidelity bond to which Aegis Value Fund, Inc. and The Aegis Funds, on behalf of Aegis High Yield Fund are parties and which is issued by National Union Fire Insurance Company in the amended principal amount of $850,000 (an increase in bond limit of $225,000), with $600,000 in coverage for the Aegis Value Fund, Inc. and $250,000 of coverage for the Aegis High Yield Fund for a total annual premium of $2,437 (an increased premium of $562), $1,720 (an increase in the amount of $370) for the Aegis Value Fund, Inc. and $717 (an increase in the amount of $192) for the Aegis High Yield Fund, presented at this meeting be, and it hereby is, ratified and approved; and

FURTHER RESOLVED, that the amended principal amount of $850,000 with respect to the Funds is an amount that is at least equal to the total amount of coverage that each Fund would have been required to maintain individually pursuant to Rule 17g-1 under the Investment Company Act of 1940 (“1940 Act”); and

FURTHER RESOLVED, that the Directors/Trustees hereby authorize the officers of the Funds to execute and deliver such documents and to make such filings as may be necessary to affect the fidelity bond coverage contemplated hereby, and to increase such coverage as may be necessary to meet the requirements of the 1940 Act and the rules and regulations thereunder.

EXHIBIT 3

Aegis Mutual Funds
Rule 17g-1 Fidelity Bond Filing
Amount of Single Insured Bond for Joint Insureds
Period of Coverage:  July 1, 2009 - May 1, 2010

Single Insured
Fund	Bond Coverage
Aegis Value Fund, Inc.	600,000
Aegis Funds (on behalf of the Aegis High Yield Fund)	250,000

EXHIBIT 4

AGREEMENT AMONG JOINTLY INSURED PARTIES

THIS AGREEMENT is made as of July 1, 2009, by and among Aegis Value Fund, Inc. and Aegis Funds, on behalf of Aegis High Yield Fund (collectively, the "Funds").

WHEREAS, the Funds are named as Insureds under a joint Amended insured fidelity bond (the "Bond") issued to parties hereto with a term of July 1, 2009 to May 1, 2010.

WHEREAS, the Insureds desire to establish criteria by which recoveries under the Bond shall be allocated among the parties to the Bond and in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "Act").

NOW, THEREFORE, it is hereby agreed as follows:

1.      In the event that the claims of loss to both Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 (d) under the Act.

2.      If the Insurer is willing to add as an Insured under the Bond an investment company not listed at the head of this agreement and such investment company may be included in the Bond pursuant to Rule 17g-1 under the Act, the Funds agree that (a) such addition may be made, provided that the Independent Directors/Trustees of each of the Funds of such Fund shall approve such addition, and (b) such investment company may become a party to this agreement and be included within the terms "Fund" or "party", provided that in each case (i) such investment company shall have executed and delivered to the Funds its written agreement to become a party hereto and be bound by the terms of this agreement, and (ii) the premium paid by each Fund thereafter would be no more than the premium of an individual policy for the Fund and no more than the share of the joint premium based on the relative premiums which would apply to individual policies taken by the jointly insured parties.

3.      The obligations of the Funds under this Agreement are not binding upon any of the Directors/Trustees or shareholders of any such Fund individually, but bind only the respective assets of each Fund.

This Agreement among the jointly insured parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

IN WITNESS WHEREOF, the parties have caused these presents to be executed by their own officers hereunto duly authorized all as of the day and year first above written.

AEGIS VALUE FUND, INC.

By:     /s/ Scott L. Barbee
Name:  Scott L. Barbee
Title: President

AEGIS FUNDS,
on behalf of Aegis High Yield Fund

By:     /s/ Scott L. Barbee
Name:  Scott L. Barbee
Title: President